Danette H. Twining
Senior Corporate Counsel
(713) 693-4180 (Direct Dial)
(713) 693-4481 (Fax)

March 10, 2006
Re:     Weatherford International Ltd.

Securities and Exchange Commission	VIA EDGAR
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Ladies and Gentlemen:
     On behalf of Weatherford International Ltd., a Bermuda exempted company (the “Company”), enclosed is the Company’s Preliminary Proxy Statement and accompanying form of proxy card. The Company currently intends to begin mailing proxy materials to its shareholders beginning on or about March 28, 2006.
     If any member of the Commission’s Staff has any questions or comments with respect to the enclosed filing, such person should contact the undersigned at (713) 693-4180 or Burt Martin at (713) 693-4178.

Sincerely,
/s/ Danette H. Twining

Danette H. Twining

Enclosures